Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

NETLIST, INC.

Netlist, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on June 12, 2000, the Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 20, 2006 and the Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation was filed with the Secretary of the State of Delaware on June 9, 2017 and August 17, 2018.

2. Section (A) of Article IV of the Restated Certificate of Incorporation of the Corporation is amended and restated to read in its entirety as follows:

(A) Classes of Stock.    The corporation is authorized to issue two classes of stock to be designated, respectively, “Serial Preferred Stock” and “Common Stock.” The total number of shares of stock which the corporation is authorized to issue is Four Hundred Sixty Million (460,000,000) shares consisting of Ten Million (10,000,000) shares of Serial Preferred Stock, with a par value of $0.001 per share, and Four Hundred Fifty Million (450,000,000) shares of Common Stock, with a par value of $0.001 per share.

3. This Certificate of Amendment to the Restated Certificate of Incorporation has been duly approved by the Board of Directors and the stockholders of this Corporation in accordance with Sections 141 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Restated Certificate of Incorporation to be executed on August 7, 2020.

NETLIST, INC.

By:	/s/ Gail Sasaki
Name:	Gail Sasaki
Title:	Vice President, Chief Financial Officer